

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 29, 2017

<u>Via E-mail</u>
Erez Raphael
Chief Executive Officer
DarioHealth Corp.
9 Halamish Street
Caesarea Industrial Park
3088900, Israel

> **Re: DarioHealth Corp.**
> **Post-Effective Amendment to Form S-1**
> **Response dated June 22, 2017**
> **File No. 333-209002**

Dear Mr. Raphael:

We have reviewed your June 22, 2017 response to our oral comment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement</u>

1. We note your stated intent to file a Post-Effective Amendment "to reflect the reduced number of shares of common stock underlying warrants that were properly registered," presumably to remove common shares offered and sold without proper registration under the Securities Act of 1933. It is unclear, however, how you may decrease the number of shares of common stock offered and/or sold in the original offering, even if the offers and sales were not properly registered. In this regard, the shares of common stock underlying the unexercised warrants remain part of an ongoing offering. Please (1) provide a legal analysis of how you are able to reduce the number of common shares reflected in the disclosure and (2) tell us (a) how warrant holders will exercise the warrants if you are

able to remove some of the underlying shares and (b) what purpose the removal is intended to serve.

Risk Factors, page 3

2.   Revise your risk factor to quantify the amount of shares of common stock, warrants, and shares of common stock underlying warrants registered and sold. Also, revise to remove the mitigating language in the fourth sentence of the risk factor. Finally, given that the common shares underlying unexercised warrants are still subject to an ongoing offer, it is unclear how time bars would significantly reduce the stated risk. Revise as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert V. Condon III, Esq.
Sullivan & Worcester LLP